UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 001-37678

SPI Energy Co., Ltd.

(Exact name of registrant as specified in its charter)

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI) announced that it granted options to purchase an aggregate of 387,833,000 ordinary shares of the Company at an exercise price of US$0.259 per ordinary share (the “Options”) to certain investors in the approximately US$100 million private placement by the Company as announced on September 28, 2016 (the “Private Placement”).  The Options are exercisable at any time on or prior to the second anniversary of the closing of the Private Placement.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

Date: September 30, 2016	By:	/s/ Tairan Guo
Name: Tairan Guo
Title: Interim Chief Financial Officer